

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail

Mr. Youval Saly
Chief Executive Officer
Pimi Agro Cleantech, Inc.
269 South Beverly Drive, Suite 1091
Beverly Hills California 90212

   Re: Pimi Agro Cleantech, Inc.
     Form 10-K for the Year Ended December 31, 2010
     Filed April 12, 2011
     File No. 333-158986

Dear Mr. Saly:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ David R. Humphrey

          David R. Humphrey
          Accounting Branch Chief